EXHIBIT 21.1

List of Subsidiaries

September 30,
Name	Jurisdiction of Incorporation or Organization

Milagro Exploration, LLC	Delaware

Milagro Producing, LLC	Delaware

Milagro Resources LLC	Delaware

Milagro Mid-Continent LLC	Delaware